ReliaStar Life Insurance Company
and its
Select*Life Variable Account

FLEXDESIGN® VUL
SELECT*LIFE II

Supplement Dated August 27, 2014

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This supplement updates and amends certain information contained in your variable universal life product prospectus and Statement of Additional Information ("SAI"), each dated May 1, 2014. Please read it carefully and keep it with your prospectus and SAI for future reference.

IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING America Equities, Inc. will be renamed Voya America Equities, Inc.;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.; and
- ING North America Insurance Corporation will be renamed Voya Services Company.

In general, all other references to the name ING will be replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.